Exhibit 99.1

F-1

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	As of June 30,	As of December 31,
	2026	2025
Assets
Current assets:
Cash	$81,217	$150,334
Contract cost assets	198,917	162,604
Amounts due from a related party	586,020	-
Prepaid expenses and other current assets, net	474,935	483,276
Total current assets	1,341,089	796,214

Non-current assets:
Property and equipment, net	141,119	176,667
Operating lease right-of-use assets	702,585	956,068
Long-term investment	3,325,000	3,325,000
Deferred tax asset	174,202	88,933
Total non-current assets	4,342,906	4,546,668

TOTAL ASSETS	5,683,995	5,342,882

Liabilities
Current liabilities:
Short-term borrowings	1,135,925	466,599
Current portion of long-term borrowings	68,137	66,882
Accounts payable	1,138,619	972,334
Deferred revenue	589,656	518,011
Amounts due to related parties	48,434	46,976
Accrued expenses and other liabilities	1,510,845	670,818
Operating lease liabilities, current	517,542	527,415
Derivative liability	140,362	1,657,399
Convertible notes payable, net	2,175,021	641,363
Total current liabilities	7,324,541	5,567,797

Non-current liabilities:
Amounts due to related parties, non-current	10,018,018	6,052,524
Long-term borrowings	-	34,713
Operating lease liabilities, non-current	185,043	448,652
Total non-current liabilities	10,203,061	6,535,889

TOTAL LIABILITIES	17,527,602	12,103,686

COMMITMENTS AND CONTINGENCIES (note 18)

Shareholders’ deficit
Class A Ordinary Shares (par value $0.0024 per share; 96,000,000 Class A ordinary shares authorized, 208,333 and 208,333 Class A ordinary shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)*	500	500
Class B Ordinary Shares (par value $0.0024 per share; 300,000,000 Class B ordinary shares authorized, 4,638,810 and 3,628,186 Class B ordinary shares issued as of June 30, 2026 and December 31, 2025, respectively; 4,638,810 and 3,628,186 Class B ordinary shares outstanding as of June 30, 2026 and December 31, 2025, respectively)*	11,134	8,708
Additional paid-in capital	38,122,680	30,586,445
Accumulated deficit	(49,793,189)	(37,065,891)
Accumulated other comprehensive loss	(184,732)	(290,566)
Shareholders’ deficit	(11,843,607)	(6,760,804)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$5,683,995	$5,342,882

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2026	2025
Net revenue	$384,471	$36,612
Cost of revenue	(27,592)	(18,969)
Gross profit	356,879	17,643

Operating expenses:
Selling expenses	(215,655)	(380,898)
General and administrative expenses	(11,450,168)	(10,517,607)
Research and development expenses	(701,874)	(447,369)
Total operating expenses	(12,367,697)	(11,345,874)

Other (expenses)/income, net:
Financial expenses, net	(2,036,740)	(5,442)
Gain on fair value change	1,512,221	-
Share of loss from equity method investment	(319,017)	-
Other income	41,787	62,125
Total other (expenses)/income, net	(801,749)	56,683

Loss before income tax expense	(12,812,567)	(11,271,548)
Income tax benefits	85,269	-
Net loss	$(12,727,298)	$(11,271,548)

Other comprehensive loss:
Foreign currency translation adjustment	105,834	(560,467)
Total comprehensive loss	$(12,621,464)	$(11,832,015)

Weighted average number of Ordinary Shares – basic and diluted*	4,621,383	2,588,708

Basic and diluted loss per ordinary share	(2.75)	(4.35)

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Class A Ordinary share		Class B Ordinary share		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Shareholders’
	Share	Amount	Share	Amount	capital	deficit	loss	deficit
Balance as of December 31, 2024	208,333	$500	1,943,185	$4,664	$14,003,653	$(14,306,387)	$(83,492)	$(381,062)
Net loss	-	-	-	-	-	(11,271,548)	-	(11,271,548)
Nonemployee share-based payment	-	-	572,917	1,375	6,855,110	-	-	6,856,485
Foreign currency translation adjustments	-	-	-	-	-	-	(560,467)	(560,467)
Balance as of June 30, 2025	208,333	$500	2,516,102	6,039	20,858,763	(25,577,935)	(643,959)	(5,356,592)

Balance as of December 31, 2025	208,333	$500	3,628,186	$8,708	$30,586,445	$(37,065,891)	$(290,566)	$(6,760,804)
Net loss	-	-	-	-	-	(12,727,298)	-	(12,727,298)
Employee and nonemployee share-based payment	-	-	882,339	2,118	7,382,441	-	-	7,384,559
Conversion of convertible notes			128,285	308	153,794	-	-	154,102
Foreign currency translation adjustments	-	-	-	-	-	-	105,834	105,834
Balance as of June 30, 2026	208,333	$500	4,638,810	$11,134	$38,122,680	$(49,793,189)	$(184,732)	$(11,843,607)

*	The shares and per share information are presented on a retroactive basis to reflect the share consolidation (Note 16).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

TRIDENT DIGITAL TECH HOLDINGS LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	$(4,883,016)	$(3,649,470)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,710)	(7,925)
Net cash used in investing activities	(1,710)	(7,925)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	680,998	-
Repayments of long-term bank loans	(33,240)	(30,518)
Loans from related parties	6,583,816	4,237,928
Repayment of loans from related parties	(2,521,852)	(10,602)
Net cash provided by financing activities	4,709,722	4,196,808

Effect of exchange rate changes	105,887	(548,908)

Net decrease in cash	(69,117)	(9,495)
Cash, at beginning of the period	150,334	194,113
Cash, at end of the period	$81,217	$184,618

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$2,212	$3,696

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Share-based compensation (note 15)	$7,384,559	$6,856,485
Conversion of convertible notes	154,102	-
Share of loss from equity method investment (note 12)	319,017	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

TRIDENT DIGITAL TECH HOLDINGS LTD
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Trident Digital Tech Holdings Ltd (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the provision of business consulting service and IT customization solutions in the Republic of Singapore (the “Singapore”).

The Company was incorporated under the law of Cayman Islands as an exempted company with limited liability on June 12, 2023.

Quality Zone Technologies Pte. Ltd. (“QZT”), was incorporated on December 3, 2014 in Singapore. It is engaged in providing branding & marketing consulting service, IT customization development service and CRM product sale.

Trident Digital Tech Pte. Ltd. (“Trident”) was incorporated on May 10, 2022 in Singapore. It is mainly engaged in e-commerce service.

Trident Digital Tech (DRC) Africa Sas (“Trident DRC”) was incorporated on May 27, 2025 in Kinshasa, DRC. It is a simplified joint-stock company providing digital-identity solutions, biometric identification, secure data-management services and electronic verification systems. As of June 30, 2026, Trident DRC has no substantial operations.

Initial Public Offering

On September 11, 2024, the Group closed the initial public offering of 1,800,000 American Depositary Shares (“ADSs”) at a price to the public of $5.00 per ADS, representing 14,400,000 Class B ordinary shares for a total offering size of $9.0 million. The net proceeds raised from the initial public offering were approximately $5.6 million. Trident’s ADSs began trading on the Nasdaq Capital Market on September 10, 2024, under the symbol “TDTH.”

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization (the “Reorganization”), which involved in following steps:

On July 3, 2023, the Company acquired 100% of the equity interests in QZT from its original shareholder;

On July 4, 2023, QZT acquired 100% of the equity interests in Trident from its original shareholder;

Effective on July 4, 2023, the Company became the ultimate holding company of QZT and Trident, which were all controlled by the same shareholder before and after the Reorganization.

The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

F-6

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the annual report on form 20-F for the fiscal years ended December 31, 2025 and 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2025. The results of operations for the six months ended June 30, 2026 are not necessarily indicative of the results for the full year.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include, but not limited to, the allowance for receivable, the recoverability of long-lived assets and accounting for deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c)	Credit losses

On January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments — Credit Losses” (Topic 326). Measurement of Credit Losses on Financial Instruments,” by using an aging schedule method in combination with current situation adjustment, which replaces the previous incurred loss impairment model. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Group’s accounts receivable, amounts due from related parties, and deposits, other receivables which are included prepaid expenses and other current assets line item in the balance sheet are within the scope of ASC Topic 326. The Group uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When establishing the loss rate, the Group makes the assessment based on various factors, including aging of receivable balances, historical experience, credit-worthiness of debtor, current economic conditions, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect from the debtors. The Group also applies current situation adjustment to provide specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

F-7

(d)	Accounts receivable, net

Accounts receivable, net is stated at the original amount less an allowance for expected credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. Allowance for expected credit losses were $7,441 and $7,489 as of June 30, 2026 and December 31,2025, respectively.

(e)	Share-based compensation

The Group accounts for share-based compensation granted to non-employees and employees in accordance with ASC 718, Compensation—Stock Compensation, as amended by ASU 2018-07. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or equity award. All the Group’s grants of share-based awards were classified as equity awards and are measured at fair value on the grant date, which is generally based on the closing market price of the Company’s common stock on that date. The grant-date fair value is recognized as expense over the requisite service period on a straight-line basis, which varies by award and ranges from immediate vesting to ten years.

For awards that are issued upfront but subject to a requisite service period, the Group recognizes the grant-date fair value of the awards as compensation expense on a straight-line basis over the requisite service period as the related services are rendered, with a corresponding credit to additional paid-in capital.

(f)	Long-term investment

Long-term investment is the Group’s equity investment in privately held companies accounted for equity method.

Equity investment

The Group accounts for its investments in common stock or in-substance common stock in entities in which it can exercise significant influence but does not own a majority equity interest or control using the equity method in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall unless the Group elects to account for the investment using the fair value option in accordance with ASC 825-10, Financial Instruments: Fair Value Option (“ASC 825”).

For equity method investments, the Group initially recognizes the investment at cost and subsequently adjusts the carrying amount for the Group’s share of the investee’s earnings or losses, dividends received, and other changes in the investee’s equity. The Group’s share of the investee’s earnings or losses is recognized in earnings in the consolidated statements of comprehensive loss. Dividends received from equity method investees are recorded as a reduction of the carrying amount of the investment. The Group evaluates equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and recognizes an impairment loss in earnings when the decline in value is determined to be other than temporary.

The Group has elected the fair value option when it initially recognizes an equity method investment as the Group determined the fair value of this investment better represents the value of the underlying assets. Such election is irrevocable and can be applied to financial assets on an individual basis at initial recognition. Any changes in fair value are recognized in fair value change of financial instruments in the consolidated statements of comprehensive loss.

Equity investment with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

F-8

For equity investment measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investment that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

(g)	Convertible notes

The Group accounts for its convertible promissory notes in accordance with ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging (Subtopic 815-40). Under this guidance, the Group no longer separates the liability and equity components of convertible instruments that do not require bifurcation under ASC 815. Instead, the entire convertible instrument is accounted for as a single liability, unless the fair value option under ASC 825-10 is elected or an embedded conversion feature requires separate accounting as a derivative.

The Group first evaluates whether to elect the fair value option under ASC 825-10. If the fair value option is not elected, the Group assesses whether the embedded conversion feature requires bifurcation under ASC 815. If bifurcation is not required and the instrument is not issued with a substantial premium, the convertible debt is accounted for as a single liability instrument under the traditional convertible debt model. Any debt discount or premium is amortized over the expected term of the instrument using the effective interest method and recognized as additional non-cash interest expenses.

(h)	Derivative liability

The Group evaluates its financial instruments including convertible notes to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. The Group applies significant judgment to identify and evaluate terms and conditions in these contracts and agreements to determine whether embedded derivative exists. If all the requirements for bifurcation are met, embedded derivatives are separately measured from the host contract. Bifurcated embedded derivatives are initially recorded at fair value and then remeasure at each reporting period, with change in fair value recognized in the consolidated statements of operations. Bifurcated embedded derivative are classified as separate liability in the consolidated balance sheets.

The Group’s derivative liability related to the conversion feature embedded in the convertible notes payable. See note 14 for further details.

(i)	Operating leases

The Group adopted ASC 842 on January 1, 2021.

The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease; (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less. The Group recognizes lease expenses for short-term leases on a straight-line basis over the lease term.

Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of June 30, 2026 and December 31, 2025. Lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate, determined by class of underlying asset, to discount the lease payments.

F-9

Some of the Group’s lease agreements contained renewal options; however, the Group did not recognize right-of-use assets or lease liabilities for renewal periods unless it was determined that the Group was reasonably certain of renewing the lease at inception or when a triggering event occurred. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements did not contain any material residual value guarantees or material restrictive covenants.

The Group leases offices space under non-cancellable operating leases. The Group considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities.

The Group determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease.

As of June 30, 2026 and December 31, 2025, the Group had no long-term leases that were classified as a financing lease, and the Group’s lease contracts only contain fixed lease payments and do not contain any residual value guarantee.

The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

(j)	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, amounts due from related parties, other receivables, long-term investment, accounts payable, convertible notes payable, borrowings, amounts due to related parties, other payables. The carrying amounts of the Group’s financial instruments, including cash, accounts receivable, amounts due from related parties, other receivables, accounts payable, borrowings, amounts due to related parties, other payables, approximate their fair values because of their short-term nature.

The derivative liability component of the convertible notes is measured at fair value on a recurring basis using Level 3 inputs. The debt component is initially recorded at its carrying value, which is the residual amount of the proceeds after allocating a portion to the derivative liability and other equity instruments (such as Pre-Delivery Shares). The debt component is subsequently measured at amortized cost using the effective interest method, and its carrying value may not approximate its fair value due to the significant discount recorded at issuance.

F-10

In accordance with ASC 820-10, the Group measures its long-term investment accounted for using the fair value option on a recurring basis, which are classified within Level 3 in the fair value hierarchy.

The valuation techniques and significant unobservable inputs used to measure the fair value of the long-term investment and the derivative liability are detailed in Note 7 and Note 14.

(k)	Revenue recognition

The Group recognized its revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle underlying the revenue recognition of ASC606 allows the Group to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Group applies five-step model to recognize revenue from customer contracts. The five-step model requires the Group to (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur; (iv) allocate the transaction price to the respective performance obligations in the contract; and (v) recognize revenue when (or as) the Group satisfies the performance obligation.

The Group derives its revenues principally from providing IT customization service.

Revenue recognition policies for each type of revenue stream are as follows:

IT customization

The Group offers IT customization services in providing customer comprising tailored made IT solutions or the packaged software solutions in meeting the customer’s objectives. It covers end-to-end solutions including IT consultancy, design of the system architecture, planning and design of the solution, implementation, quality assurance as well as maintenance support services.

IT consulting

The Group provides a series of IT consulting service which is interrelated as one promise to develop customized software solutions.

The contract payment is made by the customers as agreed in the contract, and no variable consideration, significant financing component, or non-cash payment is identified in the arrangements for transaction price with the customers. The revenue is recognized at a point in time when the customized software solution is successfully completed, delivered and accepted by customers. There are no significant returns, refund and other similar obligations during each reporting period.

For contracts entered into during the six months ended June 30, 2026 regarding certain IT consulting arrangements that include post-delivery maintenance and software upgrade services, the Group considers these services to be a distinct performance obligation. These services represent an ongoing fulfillment activity that ensures the continuous performance of the software solutions throughout the contract term, rather than an assurance-type warranty. Accordingly, the transaction price allocated to the maintenance and upgrade services is recognized as revenue over time on a straight-line basis over the respective service period, as the customer simultaneously receives and consumes the benefits provided by the Group’s performance.

F-11

Management software

The Group offers a range of management software solutions to customers via an annual subscription-based model, support services are generally included in the subscription. The Group also provides initial setup and training services to customers before their software subscription. The Group has identified that the nature of one overall promise to customers as the provision of a software solution comprising the one-year subscription of software in a cloud-based infrastructure hosted by the Group, well set-up and implemented with a session of training, which is needed to allow the customer to access the software functionality, and has accounted for the promise as one combined performance obligation.

The customer simultaneously received and consumed the benefits provided by the Group during the contract period. Thus, revenue from management software is recognized over time on a ratable basis over one year, starting from the date that the software is made available to the customers.

The contract payment is made by the customers in advance, and not subject to any variable consideration, refund, cancellation or termination provision. No significant financing component, noncash payment identified in the arrangements with customers.

Web 3.0 and blockchain-enabled platform services

The Group also generates revenue from selling event tickets and merchant vouchers on its “Tridentity” app, which is powered by a proprietary blockchain-based identity solution. By providing highly secure, single sign-on authentication, Tridentity serves as the foundational digital infrastructure to support all current and future commerce transactions and services hosted on the platform.

For ticket sales, the Group acts as an agent and recognizes revenue on a net basis at a point in time when the delivery of the ticket is in place. The Group’s performance obligation is to transfer control of an event ticket on behalf of merchants to a ticket buyer once an order has been confirmed. The Group does not obtain control of the tickets prior to their transfer, is not primarily responsible for fulfilling the underlying event services, and does not bear any inventory risk.

For voucher sales, the Group acts as a principal and recognizes revenue on a gross basis as it obtains control of the vouchers and assumes substantive inventory risk through fixed-quantity buyout agreements with merchants prior to transfer. Revenue is recognized at a point in time when the vouchers are actually redeemed by the end users and the underlying goods or services are provided.

Disaggregation of revenues

The following tables illustrates the disaggregation of revenue by revenue stream for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
IT customization	$381,339	$22,106
(i) IT consulting	374,564	17,096
(ii) Management software	6,775	5,010
Platform services	3,132	14,506
Total revenues	$384,471	$36,612

F-12

The following tables illustrates the disaggregation of revenue by timing of revenue recognition for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
Timing of revenue recognition
At a point in time	$377,696	$31,602
Over time	6,775	5,010
Total	$384,471	$36,612

Contract balances

When the Group begins to deliver the products or services pursuant to the performance obligations in the contract, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment.

The contract assets represent contract costs, which are deferred for the contract preparation and will be recognized as cost of revenues when goods or services are transferred to customers. The Group recognized incremental commission costs of obtaining management software contracts with customers and incurred costs to fulfill service contract before service is provided to a customer as contract asset and amortized to cost in a pattern that matches the timing of the revenue recognition of the related contract. The Group’s contract assets were $198,917 and $162,604 as of June 30, 2026 and December 31, 2025, respectively. The cost recognized for the six months ended June 30, 2026 and for the year ended December 31, 2025 that was included in the contract asset balance at the beginning of the period were $5,582 and $848, respectively.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all the Group’s revenue recognition criteria are met. Contract assets and contract liabilities are reported in a net position on an individual contract basis at the end of each reporting period. The Group’s deferred revenue was $589,656 and $518,011 as of June 30, 2026 and December 31, 2025, respectively. The revenue recognized for the six months ended June 30, 2026 and for the year ended December 31, 2025 that was included in the contract liability balance at the beginning of the period were $6,003 and $6,538, respectively.

Other than contract costs and deferred revenue, the Group had no other material contract assets or contract liabilities recorded on its unaudited condensed consolidated balance sheets as of June 30, 2026 and December 31, 2025.

(l)	General and administrative expenses

General and administrative expenses mainly comprised of share-based compensation expenses, payroll expenses, professional service expenses, rent and utilities expenses, travelling expenses, IPO bonus and other expenses related to general corporate functions.

(m)	Research and development expenses

Research and development expenses mainly comprised of system development expenses, payroll expenses, technical support and maintenance expenses.

F-13

(n)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When the Group determines and quantifies the valuation allowances, it considers such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income/losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from current assumptions, judgments and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. If, in the future, the Group determines that it would not be able to realize the recorded deferred tax assets, an increase in the valuation allowance would decrease earnings in the period in which such determination is made. As of June 30, 2026 and December 31, 2025, the Group’s deferred tax assets, net of valuation allowances of $5,990,197 and $5,227,971, were $548,425 and $767,047, respectively. After offsetting deferred tax liabilities of $374,223 and $678,114, respectively, the net deferred tax assets recognized on the consolidated balance sheets were $174,202 and $88,933 as of June 30, 2026 and December 31, 2025, respectively.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for six months ended June 30, 2026 and 2025, respectively. The Group will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(o)	Foreign currency transactions and translations

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive loss.

The reporting currency of the Group is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Group’s subsidiaries in Singapore conduct their businesses and maintain its books and record in the local currency, Singapore Dollars (“SGD”), as their functional currency.

F-14

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in equity (deficit). Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of June 30,	As of December 31,
	2026	2025
Balance sheet items, except for equity accounts	1.2941	1.2859

	For the six months ended June 30,
	2026	2025
Items in the statements of operations and comprehensive loss, and statements of cash flow	1.2775	1.3237

(p)	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic loss per share as of the date that all necessary conditions have been satisfied. Net loss are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive. Given the mandatory return obligation for a nominal fee, the Pre-Delivery Shares related to the issuance of the Convertible Notes function as a share-lending arrangement and do not represent outstanding ordinary shares. Therefore, the Pre-Delivery Shares are excluded from the computation of both basic and diluted loss per share.

In addition, the Convertible Notes represent potential ordinary shares. However, because the Company reported a net loss, the assumed conversion of the Convertible Notes was anti-dilutive and thus excluded from the calculation of diluted loss per share for the six months ended June 30, 2026. For the six months ended June 30, 2026 and 2025, there was no dilutive impact.

(q)	Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective beginning on this annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to the financial position or results of operations, as the requirements impact only segment reporting disclosures in the notes to financial statements.

F-15

The Group’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment as defined by ASC 280. The single reportable segment contains revenues derived from business consulting service, IT customization and selling event tickets. Although the Group derives revenue mainly from these three kinds of services, services provided are essentially similar using the aggregation criteria in ASC 280-10-50-11, therefore, they are reported in a single reportable segment.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As all of the Group’s revenues were generated from customers in SG and all of the Group’s long-lived assets are located in the SG, no geographical segments are presented. The CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net loss. There are no reconciling items or adjustments between segment loss and net loss as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

(r)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(s)	Recent adopted accounting standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for public business entity for annual fiscal years beginning after December 15, 2024, and for all other entities for annual period beginning after December 15, 2025. Early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. As an emerging growth company (“EGC”) under the JOBS Act, the Group intends to use the extended transition period available to non-public business entities and has not early adopted ASU 2023-09. The Group adopted ASU No. 2023-09 from the period beginning from January 1, 2026, which resulted in changes in income tax related disclosures. Refer to Note 10 taxation for further information.

(t)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed Consolidated Financial Statements.

F-16

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets”. It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”). The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements (“ASU 2025-11”). The amendments clarify disclosure requirements for interim financial statements. ASU 2025-11 is effective for interim periods beginning after December 15, 2026. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact the adoption of ASU 2025-12 will have on its future consolidated financial statements and related disclosures.

3.	LIQUIDITY AND GOING CONCERN

In accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40)”, the Group has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued. The Group incurred net loss of $12,727,298 and $11,271,548 for the six months ended June 30, 2026 and 2025, respectively. Net cash used in operating activities were $4,883,016 and $3,649,470 for the six months ended June 30, 2026 and 2025, respectively. Accumulated deficits were $49,793,189 and $37,065,891 as of June 30, 2026 and December 31, 2025, respectively. These conditions raised substantial doubts about the Group’s ability to continue as a going concern.

The Group has funded its operations from both operational sources of cash and equity and debt financing. The Group’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of June 30, 2026, the Group had cash of $81,217 and working capital deficit of $5,983,452. The Group intends to pursue private financing of debt or equity. If the Group is unable to obtain sufficient funding, it could be required to delay its development efforts and limit activities, which could adversely affect its business and the consolidated financial statements.

F-17

Considering the current financial factors raise doubt about the Group’s ability to continue as a going concern, management has made mitigation plan to alleviate liquidity pressure, including:

i)	On April 13, 2026, Mr. Soon Huat Lim, provided a financial support letter to the Group, pursuant to which he committed to provide sufficient funds with no limit to meet the Group’s other liabilities and commitments as they become due for at least twelve months from the issuance of this letter, to support the Group’s normal operation. If needed, Mr. Soon Huat Lim will sell or pledge the direct and indirect shares on the Company to provide such financial support when necessary. On June 30, 2026, the Company entered into a share subscription agreement with Mr. Soon Huat Lim, the ultimate controller of the Group, pursuant to which Mr. Soon Huat Lim agreed to convert approximately US$8.0 million of outstanding indebtedness owed by the Company to him into 901,408,450 restricted Class B Ordinary Shares of the Company, at a conversion price of US$0.008875 per share.

ii)	On September 8, 2026, the Company entered into a securities purchase agreement with certain non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers an aggregate of 20,000,000 Class B ordinary shares of the Company, par value US$0.0024 per share, at a purchase price of US$0.40 per share, for aggregate gross proceeds of US$8.0 million (as referred in Note 19). The Group believes the private financing and the new business may help to alleviate liquidity pressure.

iii)	On September 29, 2026, the Company completed a registered direct offering, issuing 30,000,000 Class B ordinary shares at US$0.50 per share and raising gross proceeds of US$15.0 million (as referred in Note 19), paid in USDC and/or USDT. The Group is pursuing private financing of debt or equity and developing new business, which the Group believes will generate sufficient profit and cash to support the Group’s operation.

iv)	The Group would make continuous efforts to improve operating efficiency, standardize operations to reduce discretionary spending, enhance cost controls, and create synergy of allocated resources.

The Group believes the financial support from the ultimate controller of the Group, private financing and the new business may help to alleviate liquidity pressure.

Accordingly, the accompanying unaudited condensed consolidated financial statements have been prepared on the basis the Group will be able to continue as a going concern for a period of one year after the issuance of the consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
Accounts receivable	$7,441	7,489
Allowance for expected credit loss	(7,441)	(7,489)
Accounts receivable, net	$-	-

The Group recorded nil and $10,359 bad debt expense for the six months ended June 30, 2026 and 2025, respectively.

F-18

The movement of the allowance for expected credit loss is as follows:

	For the six months Ended June 30,	For the six months Ended June 30,
	2026	2025
Balance as of the beginning of the period	$(7,489)	$(10,265)
Expected credit loss provision	-	(10,359)
Exchange difference	48	1,711
Balance as of the end of the period	$(7,441)	$(18,913)

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
Prepayments to suppliers	$268,111	$274,628
Deposits	136,241	137,583
Tax prepayment	65,145	65,561
Other receivables	5,438	5,504
Total prepaid expenses and other current assets	$474,935	$483,276

The Group did not record any bad debt expense for the six months ended June 30, 2026 and 2025.

The movement of the allowance for credit losses is as follows:

	For the six months Ended June 30,	For the six months Ended June 30,
	2026	2025
Balance as of the beginning of the period	$-	$(73,196)
Reversal	-	-
Exchange difference	-	(5,427)
Balance as of the end of the period	$-	$(78,623)

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
Office and electric equipment	$226,251	$223,628
Leasehold improvement	127,350	128,162
Vehicle	22,880	23,027
Subtotal	376,481	374,817
Less: accumulated depreciation and amortization	(235,362)	(198,150)
Property and equipment, net	$141,119	$176,667

Depreciation and amortization expense were $38,761 and $30,412 for the six months ended June 30, 2026 and 2025, respectively.

The Group did not record any impairment charge for the six months ended June 30, 2026 and 2025.

F-19

7.	LONG-TERM INVESTMENT

Long-term investment, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
Investment accounted for under fair value option:
Investment in Tongxin Innovation Limited	$3,325,000	$3,325,000
Total long-term investment	$3,325,000	$3,325,000

The following table sets forth the changes in the Group’s long-term investment:

Amount
Balance at December 31, 2024	$-
Investments made	7,097,000
Fair value change on long-term investment	(3,772,000)
Balance at December 31, 2025	3,325,000
Fair value change on long-term investment	-
Balance at June 30, 2026	$3,325,000

Long-term investment is the Group’s equity investment in a privately held company, over which the Group has the ability to exert significant influence but does not otherwise have control. While this investment is eligible for the equity method of accounting, the Group has elected to account for it using the fair value option.

On August 15, 2025, the Group entered into a Share Purchase Agreement (the “Tongxin SPA”) to acquire 3,000 ordinary shares of Tongxin Innovation Limited (“Tongxin”), a Hong Kong private company, representing 30% of the total issued and outstanding shares of Tongxin. Pursuant to the Tongxin SPA, the nominal consideration for the investment was US$3,079,700, consisting of 104,000,000 of the Group’s Class B ordinary shares. The initial measurement of the investment was based on the fair value of the 104,000,000 Class B ordinary shares issued on August 26, 2025, which was determined to be the acquisition date. The initial fair value was assessed at US$7,097,000 (incorporating a discount for lack of marketability due to the restricted nature of the shares issued), which was recognized as the initial cost of the investment.

The Group qualified for and elected to account for the investment in Tongxin under the fair value option in accordance with ASC 825. The Group believes that the fair value option better reflects the underlying economics of the investment in Tongxin. As of June 30, 2026, the fair value of the investment was US$3,325,000. No unrealized gains or losses were recognized in “gain on fair value change” in the consolidated statements of operations and comprehensive loss for the six months ended June 30, 2026.

On December 9, 2025, the Group and Aliska Business Advisory and Research Limited (“ABAR”) entered into a joint venture agreement to establish Trident Aliska Digital Tech Ghana Ltd (“Trident Aliska”) in Ghana, with the Group holding 50% and ABAR holding 50%. The Group accounts for Trident Aliska using the equity method in accordance with ASC 323-10. As of June 30, 2026, the Group had not made any capital contribution to Trident Aliska, resulting in a zero carrying amount for its equity investment. For the six months ended June 30, 2026, the Group recognized its proportionate share of Trident Aliska’s net losses of US$319,017. These losses were applied to reduce the carrying amount of its other investments in the joint venture, which consisted of outstanding advances presented as amounts due from related parties.

Fair value measurement of investment in Tongxin

The Group’s investment in Tongxin is accounted for using fair value option on a recurring basis using significant unobservable inputs(Level 3) for the six months ended June 30, 2026. The fair value as of June 30, 2026 was determined using the income approach, specifically the discounted cash flow (“DCF”) method. This method involves estimating the future net cash flows of Tongxin and discounting them to their present value using an appropriate risk-adjusted discount rate.

F-20

The following table presents the quantitative information about the significant unobservable inputs used in the Level 3 fair value measurement of the investment in Tongxin as of June 30, 2026:

	Fair Value as of June 30, 2026	Valuation Technique	Significant Unobservable Inputs	Value
Equity investment accounted for using fair value option	3,325,000	Discounted cash flow method	Weighted average cost of capital (“WACC”)	17.0%
			Discount for lack of marketability (“DLOM”)	15.7%
			Perpetual growth rate	2.5%

A sensitivity analysis of the fair value of equity investment elected under the fair value option indicates that, with all other variables held constant, an increase/decrease of 0.5% in the weighted average cost of capital (“WACC”) would cause the fair value of the investments to decrease/increase by approximately 4%/5%, respectively; an increase/decrease of 5% in the discount for lack of marketability (“DLOM”) would cause the fair value to decrease/increase by approximately 6%, respectively; and an increase/decrease of 0.5% in the perpetual growth rate would cause the fair value to increase/decrease by approximately 3%, respectively.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
Legal and professional expenses payable(1)	$179,000	$355,850
Payroll payable	705,106	111,236
Interest payable	344,098	49,118
Other payables(2)	282,641	154,614
Total accrued expenses and other current liabilities	$1,510,845	$670,818

(1)	The balance mainly consisted of legal services fee for post-IPO compliance consulting and professional fees associated with the issuance for convertible promissory note.

(2)	The balance mainly consisted of reimbursement payables to employees and service fee payables to third party suppliers.

9.	LEASES

A summary of lease cost recognized in the Group’s consolidated statements of operations and comprehensive loss is as follows:

	For the six months ended June 30,
	2026	2025
Operating leases cost	$269,991	$202,730
Total	$269,991	$202,730

Supplemental cash flows information related to leases was as follows:

	For the six months ended June 30,
	2026	2025
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$273,482	$185,800

F-21

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

As of June 30, 2026 and December 31,2025, the weighted average remaining lease term was 1.45 years and 1.91 years and, respectively, and the weighted average discount rate was 5.5% and 5.3% for the Group’s operating leases, respectively.

The following table summarizes the maturity of lease liabilities under operating leases as of June 30, 2026:

Lease Payments
For the remaining period of 2026	272,474
2027	394,643
2028	70,000
Total lease payments	737,117
Less: imputed interest	34,532
Total	702,585
Less: current portion	517,542
Non-current portion	$185,043

10.	TAXATION

Cayman Islands

 The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Trident Digital Tech Pte. Ltd. and Quality Zone Technologies Pte. Ltd. are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore.

DRC

Trident DRC is located in the “DRC” and is subject to a statutory corporate income tax rate of 30% on its taxable income.

Loss before income tax expense for the six months ended June 30, 2026 and 2025, is attributable to the following geographic locations:

	For the six months ended June 30,
	2026	2025
	USD	USD
Singapore	$(12,144,243)	$(4,415,133)
Cayman	(384,095)	(6,856,415)
DRC	(284,229)	-
Total loss before income tax expense	$(12,812,567)	$(11,271,548)

F-22

The components of income tax expense/(benefit) are as follows:

	For the six months ended June 30,
	2026	2025
Current income tax expense
Singapore	$-	$-
Cayman	-	-
DRC	-	-
Total current income tax expense	-	-
Deferred income tax benefit
Singapore	-	-
Cayman	-	-
DRC	(85,269)	-
Total deferred income tax benefit	(85,269)	-
Total income tax expense/(benefit)
Singapore	-	-
Cayman	-	-
DRC	(85,269)	-
Total income tax expense/(benefit)	$(85,269)	$-

The Group adopted Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) prospectively. The items accounting for the difference between income taxes computed at the Singapore statutory rate and our effective rate for the six months ended June 30, 2026 and 2025, pursuant to the requirements of ASU 2023-09, were as follows:

	For the six months ended June 30,
	2026		2025
	USD	%	USD	%
Loss before income taxes	$(12,812,567)		$(11,271,548)
Singapore statutory tax rate	17%		17%
Income tax expenses computed at statutory EIT rate	(2,178,136)	17.0%	(1,916,163)	17.0%
Foreign tax effects:
Cayman:
Statutory tax rate diﬀerence	65,296	(0.5)%	1,165,590	(10.3)%
DRC:
Statutory tax rate diﬀerence	(36,950)	0.3%	-	0.0%
Non-deductible expenses	1,258,857	(9.8)%	3,605	0.0%
Change in valuation allowance	805,664	(6.3)%	746,968	(6.7)%
Income tax expenses/(benefits)	$(85,269)	0.7%	$-	0.0%

As of June 30, 2026 and December 31, 2025, the significant components of the deferred tax assets are summarized below:

	As of June 30,	As of December 31,
	2026	2025
Deferred tax assets:
Net operating loss carried forward	$5,714,181	$4,869,609
Lease liabilities	148,854	204,193
Deferred revenue	80,129	67,821
Bad debt provision	1,265	1,273
Property and equipment	5,081	5,114
Long-term investment	565,250	565,250
Derivative liability	23,862	281,758
Deferred tax assets, gross	6,538,622	5,995,018
Valuation allowance	(5,990,197)	(5,227,971)
Deferred tax assets, net of valuation allowance	548,425	767,047

Deferred tax liabilities:
Right-of-use assets	(148,854)	(198,193)
Contract cost assets	(33,816)	(27,643)
Property and equipment	(307)	(309)
Convertible notes payable	(191,246)	(451,969)
Deferred tax liabilities	(374,223)	(678,114)

Net deferred tax assets	$174,202	$88,933

F-23

The roll forward of valuation allowances of deferred tax assets were as follows:

	As of June 30,	As of December 31,
	2026	2025
Balance as of beginning of period / year	$5,227,971	$2,297,022
Additions of valuation allowance	805,664	2,745,227
Foreign currency translation adjustments	(43,438)	185,722
Balance as of end of period / year	$5,990,197	$5,227,971

As of June 30, 2026, net operating loss carryforwards will expire, if unused, in the following amounts:

For the years ending December 31,	Amount
2028(1)	$276,443
2029(2)	304,229
Indefinitely(3)	33,010,612
Total	$33,591,284

(1)	Represents net operating loss carryforwards generated by the Group’s subsidiary in the DRC. In accordance with the applicable DRC tax regulations, net operating losses can be carried forward for up to three years to offset future taxable income and will expire in 2028 if not utilized.

(2)	Represents net operating loss carryforwards generated by the Group’s subsidiary in the DRC. In accordance with the applicable DRC tax regulations, net operating losses can be carried forward for up to three years to offset future taxable income and will expire in 2029 if not utilized.

(3)	Represents net operating loss carryforwards from the Group’s Singapore subsidiaries, which can be carried forward indefinitely to offset future taxable income, subject to statutory shareholding continuity requirements.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2026 and December 31, 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur interest and penalties tax for six months ended June 30, 2026 and 2025. As of June 30, 2026, the tax years ended December 31, 2019 to 2025 for the Group’s Singapore subsidiaries and the tax year ended December 31, 2025 for the Group’s Democratic Republic of the Congo (“DRC”) subsidiary, remain open for statutory examination by applicable tax authorities.

11.	BORROWINGS

As of June 30, 2026 and December 31, 2025, summary of the borrowings is as following:

					As of June 30,		As of December 31,
					2026		2025
Bank and other Financial institution	Annual interest rate	Start	Maturity	Principal	Short-term	Long-term (current portion)	Short-term	Long-term	Long-term (current portion)
				USD	USD	USD	USD	USD	USD
Maybank Singapore Limited(1)	5.00%	July 2022	June 2027	298,418	-	68,137	-	34,713	66,882
Firmus Tactical Opportunities Fund(2)	24.00%	December 2025	Due on demand	1,135,925	1,135,925	-	466,599	-	-
				1,434,343	1,135,925	68,137	466,599	34,713	66,882

(1)	This borrowing is guaranteed by the Group’s shareholder, Poh Kiong Tan.

(2)	On July 20, 2025, the Company and its subsidiary, Trident, together with two related parties controlled by Mr. Lim Soon Huat, the Company’s Chief Executive Officer and Director (Trident Consultancy Pte Ltd and Tri Wealth Ltd, collectively with the Company and its subsidiary, the “Joint Obligors”), entered into a Facility Agreement with Firmus Tactical Opportunities Fund I (the “Lender”) for a short-term loan facility of up to $1,477,564 (SGD1,900,000). During the year ended December 31, 2025, the Group drew down $466,599 (SGD600,000) under the facility. During the six months ended June 30, 2026, the Group drew down $680,998 (SGD870,000) under the facility.

F-24

Borrowings under the facility bear interest at a fixed rate of 2.0% per month, with a default interest rate of 4.0% per month. Each tranche of the facility generally matures within 30 days or one month from the respective date of disbursement, unless the Lender, at its sole and discretion, agrees to extend the maturity date for such tranche for another month or such other period. As of June 30, 2026, certain tranches drawn down under the facility remained outstanding beyond their original contractual maturity dates and have been extended by the Lender. The facility is secured by a fixed and floating charge over all present and future assets of the Joint Obligors, an assignment of receivables, and a personal guarantee and deed of undertaking provided by Mr. Lim Soon Huat.

Given the Lender’s right to demand repayment at any time, the entire outstanding balance under the facility is classified as a due on demand borrowing and presented as a short-term borrowing as of June 30, 2026.

The Group utilized the facility for working capital and general corporate purposes. As of June 30, 2026, the outstanding principal balance and accrued interest under this facility were $1,135,925 (SGD1,470,000) and $124,705 (SGD161,381), respectively.

(3)	Interest expenses were $123,383 and $3,696 for six months ended June 30, 2026 and 2025, respectively.

(4)	The total bank loans outstanding as of June 30, 2026 and December 31, 2025 carried a weighted average interest rate of approximately 22.92% and 20.60% per annum, respectively.

Debt Maturities

The contractual maturities of the Group’s borrowings as of June 30, 2026 were as follows:

Amount
USD
Within 1 year	1,204,062
Total	1,204,062

12.	RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Soon Huat Lim	Founder, Chairman of Board of Directors, Chief Executive Officer
b	Poh Kiong Tan	Chief Technology Officer and Director
c	Cong Ty Tnhh Trident Digital Tech	100% equity interests owned by Poh Kiong Tan
d	Trident Aliska Digital Tech Ghana Ltd	50% equity interests owned by the Company

Amounts due from a related party

	As of June 30,	As of December 31,
	2026	2025
Trident Aliska Digital Tech Ghana Ltd (1)	$586,020	$-
	$586,020	$-

Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	As of June 30,	As of December 31,
	2026	2025
Cong Ty Tnhh Trident Digital Tech (2)	$48,434	$46,976
	$48,434	$46,976

F-25

Amounts due to related parties, non-current

Amounts due to related parties consisted of the following for the periods indicated:

	As of June 30,	As of December 31,
	2026	2025
Soon Huat Lim (3)	$9,893,301	$5,927,012
Poh Kiong Tan (4)	124,717	125,512
	$10,018,018	$6,052,524

(1)	Trident Aliska Digital Tech Ghana Ltd was incorporated on December 15, 2025 in Accra, Ghana, which is 50% held by the Company. It is a private limited company engaged in information communication technology, including software and application development, technology development services, and technology-related investment and services. The balance represented a payment made on behalf of this related party of $905,037, less the share of loss from equity method investment of $319,017.

(2)	The balance represented service payable to this related party, and the maturity date was December 31, 2026.

(3)	The remaining balance represented loan from this related party for the Group’s daily operation at nil interest rate and a maturity date of December 31, 2027. On June 30, 2026, the Company entered into a share subscription agreement with Mr. Soon Huat Lim, to convert approximately $8.0 million of outstanding indebtedness into 901,408,450 restricted Class B Ordinary Shares at a conversion price of $0.008875 per share.

(4)	The balance represented loan from this related party for the Group’s daily operation at nil interest, and expense paid on behalf of the Group, with a maturity date of December 31, 2027.

Guarantee

On July 20, 2025, Mr. Soon Huat Lim provided guarantee for the loan of the Group from Firmus Tactical Opportunities Fund. The loan facility is up to $1,477,564 (SGD1,900,000) and the Group drew $1,135,925 (SGD1,470,000) under the facility.

Related parties transactions

	For the six months ended June 30,
	2026	2025
Nature:
Poh Kiong Tan
Loan from related parties	$-	$22,663
Repayment of loan from related party	-	6,043

Soon Huat Lim
Loan from related party	$6,583,816	$4,215,265
Repayment of loan from related party	2,521,852	4,559
Expenses paid on behalf of the Group	6,211	-

Cong Ty Tnhh Trident Digital Tech
Research and development services provided to the Company	$254,416	$200,055
Maintenance services provided to the Company	71,661	66,012

Trident Aliska Digital Tech Ghana Ltd
Payment made on behalf of a related party	$916,770	$-

F-26

13.	CONVERTIBLE NOTES PAYABLE

August 2025 Convertible Notes

On August 7, 2025, the Company entered into a Securities Purchase Agreement with Streeterville Capital, LLC. Pursuant to the agreement, the Company issued a Convertible Promissory Note in the principal amount of $1,100,000 (including an original issue discount of $80,000 and transaction expenses of $20,000) for net cash proceeds of $1,000,000. In connection with the note, the Company concurrently issued 14,295,000 Class B Ordinary Shares (the “Pre-Delivery Shares”) to the investor.

November 2025 Convertible Notes

On November 17, 2025, the Company entered into a Securities Purchase Agreement with Viner Total Investments Fund. Pursuant to the agreement, the Company issued a Convertible Promissory Note in the principal amount of $2,200,000 (including transaction expenses of $179,000) for net cash proceeds of $2,021,000. The Company also agreed to issue 27,936,500 Class B Ordinary Shares as Pre-Delivery Shares, which remained as an unissued obligation as of December 31, 2025.

Key Terms of the Convertible Notes:

The key terms of the August 2025 and November 2025 Convertible Note are substantially identical and include the following key provisions:

(i)	Maturity, Interest, and Security: The notes are unsecured and mature 12 months after the purchase price date. They bear a simple interest rate of 8% per annum. Upon the occurrence of an Event of Default, the interest rate increases to the lesser of 18% per annum or the maximum rate permitted under applicable law.

(ii)	Conversion Mechanics: The holders have the right to convert all or any portion of the outstanding balance into American Depositary Shares (ADSs) at a Conversion Price equal to the Market Price less $0.05 (for the August Note) or $0.03 (for the November Note). The “Market Price” is defined as 80% of the lowest daily volume-weighted average price (VWAP) in the 10 trading days immediately preceding the conversion measurement date.

(iii)	Floor Price and Cash Settlement: Conversions are subject to a Floor Price of $7.32 per ADS for the August Note, or $3.00 per ADS for the November Note. (amounts have been retrospectively adjusted to reflect the change in the ADS ratio and the 240-to-1 reverse share split effective July 16, 2026) If the calculated Conversion Price falls below the Floor Price, the investor has the right to elect a cash settlement within two trading days of the conversion notice rather than receiving shares.

(iv)	Prepayment Option: So long as no Event of Default has occurred, the Company may prepay the outstanding balance of the notes with 10 trading days’ prior written notice at a prepayment premium of 120% of the outstanding balance.

(v)	Default Penalties (Trigger Events): The notes contain specific “Trigger Events” (e.g., failure to pay, failure to maintain an effective registration statement, bankruptcy). Upon a Major Trigger Event, the outstanding balance of the note is automatically multiplied by 115%. Upon a Minor Trigger Event, the outstanding balance is multiplied by 110%.

(vi)	Investor Limitations: The notes are subject to a strict 9.99% beneficial ownership limitation, preventing the investor from converting the note if it would result in owning more than 9.99% of the Company’s outstanding ordinary shares. Additionally, unless authorized by the Company, the investors are limited to selling no more than 15% of the weekly trading volume of the ADSs on the open market.

F-27

As Pre-Delivery Shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised; the Company concluded that they were freestanding. The Pre-Delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-Delivery Shares, except that the Company received a one-time nominal fee upon the issuance of the Pre-Delivery Shares and will pay the same amount to the investors upon the return of Pre-Delivery Shares. Although legally issued, the Pre-Delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-Delivery Shares would be included in the basic and diluted loss per share calculation.

The Company has identified and evaluated the embedded conversion features of the notes in accordance with ASC 815, Derivatives and Hedging. Because the conversion price is subject to adjustment based on future market prices, the conversion features are not considered indexed to the Company’s own stock. Consequently, the embedded conversion features were bifurcated from the host debt and accounted for as separate derivative liabilities. The derivative liabilities were initially measured at their standalone fair values on the respective issuance dates and are subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations.

Because the sum of the standalone fair values of the bifurcated derivative liabilities, the Pre-Delivery Shares (share-lending arrangement), and the host debt exceeded the net proceeds received, the Company allocated the initial proceeds using a relative fair value methodology. Specifically, the derivative liability was first recorded at its full standalone fair value. The remaining net proceeds were then allocated between the Pre-Delivery Shares and the host debt based on their relative standalone fair values.

The allocated fair value of the Pre-Delivery Shares represents an incremental borrowing cost and was recognized as a debt issuance cost, with a corresponding credit to Additional Paid-In Capital (APIC) representing the obligation to issue/return the shares. The Convertible Notes (host debt) are recorded on the consolidated balance sheets at amortized cost, net of the original issue discount, transaction costs, the standalone fair value of the bifurcated derivative liabilities, and the allocated Pre-Delivery Share issuance costs. These combined discounts and issuance costs are amortized to interest expenses over the 12-month term of the notes using the effective interest method, alongside the accrued 8% stated coupon interest.

Conversion events:

During the six months ended June 30, 2026, the Company effected two conversions of the August 2025 Convertible Notes as follows:

Date of Conversion:	April 9, 2026	May 20, 2026
Conversion Amount:	$50,000	$110,000
Conversion Price (per ADS):	$0.05536	$1.12040
Conversion Shares (in ADS):	903,179	98,179
Adjusted Class B Ordinary shares(1):	30,106	98,179

(1)	Amounts represent the equivalent underlying Class B ordinary shares, which have been retrospectively adjusted to reflect both the applicable ADS-to-ordinary share ratio at the time of conversion (1:8 for April and 1:240 for May) and the 240-to-1 reverse share split effective July 16, 2026.

The amortized cost of the convertible notes payable as of June 30, 2026 consisted of the following:

As of June 30,
2026
Convertible note payable to an unrelated party-issued in August, 2025, with interest at 8%	$1,100,000
Convertible note payable to an unrelated party-issued in November, 2025, with interest at 8%	2,200,000
Less: derivative liability fair value	(2,058,567)
debt discount and debt issuance costs	(279,000)
convert into shares	(149,286)
Fair value adjustment for Pre-Delivery Shares related to the issuance of the convertible note	(485,565)
Convertible notes payable	327,582
Plus: amortization of discounts	1,847,439
Total convertible notes payable, net	$2,175,021

F-28

Interest expenses:

For the six months ended June 30, 2026, the interest expenses recognized in the consolidated statements of operations was as follows:

For the six months ended June 30,
2026
Contractual coupon interest	$175,393
Amortization of debt discount	1,682,944
Total interest expenses	$1,858,337

The First Convertible Promissory Note issued on August 7, 2025, matured on August 7, 2026, and remains outstanding as of the issuance date of these condensed consolidated financial statements. The Company is currently in active negotiations with Streeterville Capital, LLC to seek a waiver regarding any default penalties triggered by the maturity of the Note, and to determine a repayment schedule for the remaining balance.

14.	DERIVATIVE LIABILITY

The derivative liability was the conversion feature bifurcated from the convertible note contract as presented in Note 13. The movement of the derivative liability is as follows:

	As of June 30, 2026	As of December 31, 2025
Beginning balance	$1,657,399	$-
Issuance of derivative liability	-	2,058,567
Convert into shares	(4,816)	-
Decrease in fair value	(1,512,221)	(401,168)
Ending balance	$140,362	$1,657,399

The fair value of the conversion feature (hereafter “Convertible Component”) in the amount of $140,362 was estimated using the Monte Carlo Simulation Model combined with Least Squares Monte Carlo (LSM) method to compute the Convertible Component’s fair value. The assumptions used to perform the Monte-Carlo simulation model below:

	August 2025 Convertible Notes		November 2025 Convertible Notes
Assumption Parameters	Issuance Date (August 7, 2025)	Reporting date (June 30, 2026)	Issuance Date (November 17, 2025)	Reporting date (June 30, 2026)
Risk-Free Rate	3.90%	3.72%	3.70%	3.98%
Expected Stock Price Volatility	130%	178%	132%	112%
Risk-Adjusted Discount Rate	12.30%	14.92%	12.80%	15.18%
Expected Term (Years)	1.00	0.12	1.00	0.31

F-29

15.	SHARE-BASED COMPENSATION

As approved by the Board of Directors, the Company is authorized to grant equity-based awards to eligible directors, officers, employees, and consultants of the Group. Details of the share awards granted are summarized below:

On January 1, 2025, the Company entered into consulting agreements with five external consultants, who will provide services mainly including capital market strategy guidance, financing advisory, operational and logistics management, implementation and maintenance of International Organization for Standardization (“ISO”), data protection, and general business consulting, with a 48-month service term. Pursuant to the service agreement, the Group was required to issue 99,000,000 Class B Ordinary Shares for their service. The fair value of the services was determined to be $27,348,750 based on the Company’s ADS market price on January 2, 2025. The Company issued 99,000,000 Class B Ordinary Shares on January 2, 2025.

On May 27, 2025, the Company entered into consulting agreements with two external consultants, who will provide services mainly including capital market strategy guidance, financing advisory, safety regulations and recommendation of protective equipment on company/business events, incident management, and general business consulting, with a 24-month service term or 48-month service term. Pursuant to the service agreement, the Group was required to issue 38,500,000 Class B Ordinary Shares for their service. The fair value of the services was determined to be $1,361,938 based on the Company’s ADS market price on May 27, 2025. The Company issued 38,500,000 Class B Ordinary Shares on May 27, 2025.

Pursuant to ASC 718, the aggregate 137,500,000 Class B ordinary shares granted as consulting compensation represent equity-settled share-based payments to non-employees. The Company will measure the fair value of the shares on the grant date and recognize this amount as consulting expenses ratably over the 48-month service period.

On January 8, 2026, the Company entered into restricted share agreements with 14 people, including five directors, six employees and three consultants, with no service term or 10-year service term. Pursuant to the agreements, the Group was required to issue 193,360,650 Class B Ordinary Shares for their service. The fair value of was determined to be $10,409,248 based on the Company’s ADS market price on January 8, 2026. The Company issued 193,360,650 Class B Ordinary Shares on January 8, 2026. Giving retroactive effect to the 240-to-1 reverse share split effective July 16, 2026, the number of Class B ordinary shares issued was adjusted to 805,672

On March 2, 2026, the Company entered into restricted share agreement with a consultant, with no service term. Pursuant to the agreement, the Group was required to issue 18,400,000 Class B Ordinary Shares for service. The fair value of was determined to be $496,800 based on the Company’s ADS market price on March 2, 2026. The Company issued 18,400,000 Class B Ordinary Shares on March 2, 2026. Giving retroactive effect to the 240-to-1 reverse share split effective July 16, 2026, the number of Class B ordinary shares issued was adjusted to 76,667.

Pursuant to ASC 718, the aggregate 211,760,650 Class B ordinary shares granted as compensation represent equity-settled share-based payments to non-employees and employees. The Company measured the fair value of the shares on the grant date and recognizes this amount as share-based compensation expenses immediately for no requisite service period or ratably over the 10-year service period.

Share-based compensation expenses of $7,384,559 and $7,022,746 were recognized for the six months ended June 30, 2026 and for the years ended December 31, 2025, respectively, all of which were allocated to general and administrative expenses. As of June 30, 2026, the unrecognized compensation expenses were $25,209,431.

F-30

16.	ORDINARY SHARES

The Company was established as an exempted company under the laws of Cayman Islands on June 12, 2023. The authorized number of Ordinary Shares was 5,000,000,000 with par value of $0.00001 per share, of which, 1,000,000,000 are designated as Class A Ordinary Shares and 4,000,000,000 are designated as Class B Ordinary Shares. The Company issued 516,364,286 and 501,964,286 shares to the shareholders at par value $0.00001 per share, among which, 50,000,000 and 50,000,000 Class A ordinary shares, 466,364,286 and 451,964,286 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively. For the 410,205,000 shares issued before reorganization, the Company has retroactively restated those shares and per share data for all periods presented.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each holder of Class A Ordinary Shares will be entitled to sixty votes per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to one vote per one Class B Ordinary Share. Each Class A Ordinary Share shall be convertible into one fully paid and non-assessable Class B Ordinary Share at the option of the Class A Holder at any time upon written notice to the transfer agent of the Company. In no event shall Class B Ordinary Shares be convertible into Class A Ordinary Shares.

On October 31 and November 1, 2022, the Group and Soon Huat Lim entered into a series of share sale agreement and supplemental agreements with Soon Tai Lee, a third-party investor. Pursuant to the agreements, the Company issued 45,000,000 Class B Ordinary Shares of the Company to Soon Tai Lee in exchange of $3,000,000 cash consideration and Soon Huat Lim sold his 30,000,000 Class B Ordinary Shares of the Company to Soon Tai Lee in exchange of $2,000,000 cash consideration. The Group collected the consideration on January 26, 2023.

On May 4 and May 5, 2023, the Group and Soon Huat Lim entered into a series of share sale agreement and supplemental agreements with Yat Hong Lo, a third-party investor. Pursuant to the agreements, the Company issued 20,000,000 Class B Ordinary Shares of the Company to Yat Hong Lo in exchange of $4,000,000 cash consideration and Soon Huat Lim sold his 5,000,000 Class B Ordinary Shares of the Company to Yat Hong Lo in exchange of $1,000,000 cash consideration. The Group collected all the consideration on June 8, 2023.

On September 29, 2023, the Group entered into a share subscription agreement with Broad Fund Management Limited, a third-party investor. Pursuant to the agreement, the Company issued 892,857 Class B Ordinary Shares of the Company to Broad Fund Management Limited in exchange of $500,000 cash consideration. The Group collected all the consideration on October 6, 2023.

On September 29, 2023, the Group and Soon Huat Lim entered into a share subscription and purchase agreement with Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune, respectively, who are third-party investors. Pursuant to the agreement, the Company issued 446,429, 357,143 and 267,857 Class B Ordinary Shares to Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune in exchange of $250,000, $200,000 and $150,000 cash consideration, respectively; and Soon Huat Lim sold his 446,429, 357,143 and 267,857 Class B Ordinary Shares to Choon How Liew, Vijai Dharamdas Parwani, and Wong Yee Fune in exchange of $250,000, $200,000 and $150,000 cash consideration. The Group collected all the consideration before December 21, 2023.

After the above transactions, Soon Tai Lee, Yat Hong Lo, Choon How Liew, Broad Fund Management Limited, Vijai Dharamdas Parwani, and Wong Yee Fune became shareholders of the Group, and Soon Huat Lim still remain as ultimate controller of the Group.

On September 11, 2024, the Group completed its initial public offering of 1,800,000 American Depositary Shares (“ADSs”) at a price to the public of US$5.00 per ADS, representing 14,400,000 Class B ordinary share for a total offering size of US$9.0 million. The net proceeds raised from the initial public offering were approximately US$5.6 million.

F-31

On January 2, 2025, and May 27, 2025, the Company entered into consulting agreements with several external consultants, who will provide services including capital market strategy guidance, financing advisory, and general business consulting over a 12- or 24-month period. As compensation, the Company granted and issued an aggregate of 137,500,000 Class B ordinary shares to the consultants. Details of the share-based compensation refer to Note 15.

On August 7, 2025, pursuant to the August 2025 Convertible Notes SPA, the Company issued 14,295,000 Pre-Delivery Shares of the Convertible Note which were not considered outstanding unless default of the share lending arrangement occurs. Please refer to Note 13 for more details of the Convertible Note.

On August 26, 2025, the Company issued 104,000,000 Class B ordinary shares as consideration to acquire a 30% equity interest in Tongxin Innovation Limited (“Tongxin”). Please refer to Note 7 for more details of long-term investment.

On September 8, 2025, the Company entered into a private investment in public equity (PIPE) transaction pursuant to a Securities Purchase Agreement with five designated purchasers (the “Purchasers”). Pursuant to the PIPE transaction, the Company issued an aggregate of 18,575,714 ADSs to the Purchasers, with each ADS representing 8 Class B Ordinary Shares of the Company, totaling 148,605,714 Class B Ordinary Shares. The purchase price per ADS was US$0.14, resulting in gross proceeds of US$2,600,600 and net proceeds of US$1,981,382 after the deductions for the transaction fees and expenses. On September 18, 2025, the Company completed the issuance of the aforementioned shares and received the proceeds.

On November 17, 2025, in connection with the issuance of another Convertible Promissory Note (see Note 13 - Convertible Notes Payable), the Company agreed to issue 27,936,500 Class B Ordinary Shares as Pre-Delivery Shares to the note investor. As of December 31, 2025, these Pre-Delivery Shares had not yet been legally issued and remained as an unissued obligation of the Company.

On January 8, 2026 and March 2, 2026, the Company entered into restricted share agreements with fifteen people, including five directors, six employees and four consultants, with no service term or 10-year service term. Pursuant to the agreements, the Group granted and issued 882,339 Class B Ordinary Shares (adjusted from the historically issued 211,760,650 shares to give retroactive effect to the 240-to-1 reverse share split) for their service. Details of the share-based compensation refer to Note 15.

 Effective from April 24, 2026, the Company changed the ratio of its ADSs to its Class B ordinary shares from the previous ratio of one ADS representing eight Class B ordinary shares to a new ratio of one ADS representing two hundred and forty Class B ordinary shares (the “ADS Ratio Change”).

On April 9, 2026 and May 20, 2026, under the August 2025 Convertible Notes SPA, the investor converted US$50,000 and US$110,000 of the principal into 903,179 and 98,179 ADSs at conversion prices of US$0.05536 and US$1.1204 per ADS, respectively. After retrospectively adjusting for the change in the ADS ratio and the 240-to-1 reverse share split effective July 16, 2026, these conversions represent 30,106 and 98,179 Class B ordinary shares of the Company, respectively.

F-32

On July 8, 2026, the Company held an extraordinary general meeting of shareholders (the “EGM”). At the EGM, the Company’s shareholders approved the following matters:

(1)	a share redesignation of (a) 40,000,000 authorized but unissued Class A Ordinary Shares to 40,000,000 blank shares and (b) 20,000,000 authorized but unissued Class C Ordinary Shares to 20,000,000 blank shares (collectively, the “Share Redesignations”).

(2)	immediately following the Share Redesignations, an increase in the Company’s authorized share capital from US$50,000 to $1,200,000, divided into 120,000,000,000 shares of a par value of $0.00001 each, comprising 23,040,000,000 Class A ordinary shares, 72,000,000,000 Class B ordinary shares, 11,520,000,000 Class C ordinary shares and 13,440,000,000 blank shares.

(3)	immediately following the increase of authorized share capital, a share consolidation whereby every 240 existing ordinary shares of a par value of US$0.00001 each will be consolidated into one ordinary share of a par value of $0.0024 each, to take effect immediately following the completion of the mandatory exchange of all outstanding ADSs for the underlying Class B ordinary shares pursuant to the termination of the deposit agreement, dated as of September 11, 2024, as amended, among the Company, Citibank, N.A. and the holders and beneficial owners of ADSs from time to time. Following the Share Consolidation, the Company’s authorized share capital is $1,200,000 divided into 500,000,000 shares of a par value of $0.0024 each, comprising 96,000,000 Class A ordinary shares, 300,000,000 Class B ordinary shares, 48,000,000 Class C ordinary shares and 56,000,000 shares of such class or classes (however designated) as the board of directors may determine. No fractional shares will be issued in connection with the Share Consolidation, and any fractional entitlement will be rounded down to the nearest whole share if less than 0.5 and rounded up to the nearest whole share if 0.5 or more.

The Company has retroactively restated those shares and per share data for all periods presented. As of June 30, 2026, 208,333 Class A ordinary shares had been issued and outstanding, and 4,638,810 Class B ordinary shares had been issued and outstanding.

17.	CONCENTRATION

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer that accounted for over 10% of the Group’s accounts receivable as of June 30, 2026 and December 31, 2025.

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total revenue.

	For the six months ended June 30,
	2026	2025
Percentage of the Group’s total revenue
Customer A	96%	*
Customer B	*	47%
Customer C	*	39%
Total	96%	86%

*	Represent percentage less than 10%

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The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchase.

	For the six months ended June 30,
	2026	2025
Percentage of the Group’s total purchase
Supplier A	23%	*
Supplier B	*	25%
Total	23%	25%

*	Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable.

	As of June 30,	As of December 31,
	2026	2025
Percentage of the Group’s accounts payable
Supplier C	27%	31%
Supplier D	15%	14%
Supplier A	14%	12%
Supplier E	14%	16%
Total	70%	73%

*	Represent percentage less than 10%

18.	COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2026 and December 31, 2025, the Group had no other significant financial or capital commitment, except for the event mentioned below.

The Company has a 50% equity interest in Trident Aliska, established on December 9, 2025, and accounts for this investment using the equity method. Under the joint venture agreement, the Company is committed to contributing technology, development expertise, digital platforms, and necessary technical resources to Trident Aliska. Additional financial or resource contributions, if required, are to be mutually agreed in writing and, unless otherwise decided, shared on a 50/50 basis. As of June 30, 2026, the Company had not made any capital contribution to the JV, and no liability related to this commitment has been recognized in the financial statements.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these unaudited condensed consolidated financial statements.

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19.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements, except for the events mentioned below, the Group did not identify any subsequent events with material financial impact on the Group’s unaudited condensed consolidated financial statements.

On June 30, 2026, the Company entered into an exchange agreement with Digital Innovations Group, Inc. (“DIG”) to acquire 990,000 shares of DIG common stock in exchange for the issuance of Class B Ordinary Shares of the Company with an aggregate value of US$2,000,000. Subject to customary conditions precedent including due diligence and ancillary agreements, the transaction had its initial closing on July 17, 2026. The Class B Ordinary Shares are issuable in four quarterly tranches of US$500,000 each, priced at the five-day volume-weighted average price (“VWAP”) on Nasdaq prior to each issuance date, subject to a value true-up upon the final tranche. Because closing conditions were satisfied after the balance sheet date, the transaction was accounted for as a non-recognized subsequent event as of June 30, 2026.

On June 30, 2026, the Company entered into a share subscription agreement with Mr. Soon Huat Lim, the Company’s founder, Chairman and Chief Executive Officer (the “CEO”), pursuant to which the CEO agreed to convert approximately US$8.0 million of outstanding indebtedness owed by the Company to him into 901,408,450 restricted Class B Ordinary Shares of the Company, at a conversion price of US$0.008875 per share. The conversion price was determined based on the closing price of the Company’s ADSs on June 18, 2026.

On July 8, 2026, the Company held an extraordinary general meeting of shareholders (the “EGM”). At the EGM, the Company’s shareholders approved the following matters:

(1)	a share redesignation of (a) 40,000,000 authorized but unissued Class A Ordinary Shares to 40,000,000 blank shares and (b) 20,000,000 authorized but unissued Class C Ordinary Shares to 20,000,000 blank shares (collectively, the “Share Redesignations”).

(2)	immediately following the Share Redesignations, an increase in the Company’s authorized share capital from $50,000 to US$1,200,000, divided into 120,000,000,000 shares of a par value of US$0.00001 each, comprising 23,040,000,000 Class A ordinary shares, 72,000,000,000 Class B ordinary shares, 11,520,000,000 Class C ordinary shares and 13,440,000,000 blank shares.

(3)	immediately following the increase of authorized share capital, a share consolidation whereby every 240 existing ordinary shares of a par value of US$0.00001 each will be consolidated into one ordinary share of a par value of US$0.0024 each, to take effect immediately following the completion of the mandatory exchange of all outstanding ADSs for the underlying Class B ordinary shares pursuant to the termination of the deposit agreement, dated as of September 11, 2024, as amended, among the Company, Citibank, N.A. and the holders and beneficial owners of ADSs from time to time. Following the Share Consolidation, the Company’s authorized share capital is US$1,200,000 divided into 500,000,000 shares of a par value of $0.0024 each, comprising 96,000,000 Class A ordinary shares, 300,000,000 Class B ordinary shares, 48,000,000 Class C ordinary shares and 56,000,000 shares of such class or classes (however designated) as the board of directors may determine. No fractional shares will be issued in connection with the Share Consolidation, and any fractional entitlement will be rounded down to the nearest whole share if less than 0.5 and rounded up to the nearest whole share if 0.5 or more.

These matters were completed and changed on July 16, 2026. The Company has retroactively restated those shares and per share data for all periods presented. As of June 30, 2026, 208,333 Class A ordinary shares had been issued and outstanding, and 4,638,810 Class B ordinary shares had been issued and outstanding.

In August 2026, the Company executed a joint venture agreement with Digital Innovations Group, Inc. (“DIG”), a U.S. company that owns the IRMA AI Engine, to establish IRMA Asia Pte. Ltd. (“IRMA Asia”), a Singapore-based 50/50 joint venture to commercialize the IRMA Engine as IRMA Engine Asia across Asia, the Middle East and Africa.

In September 2026, the Company completed two separate equity financings, issuing an aggregate of 50,000,000 Class B ordinary shares (par value $0.0024 per share) for total gross proceeds of $23.0 million. Specifically, on September 8, the Company issued and sold 20,000,000 shares to certain non-U.S. investors at a purchase price of $0.40 per share for gross proceeds of $8.0 million. Subsequently, on September 29, the Company closed a registered direct offering, issuing and selling an additional 30,000,000 shares to certain investors at an offering price of $0.50 per share for gross proceeds of $15.0 million. For both transactions, the respective investors paid their purchase prices entirely in USD Coin (“USDC”), Tether (“USDT”), or a combination thereof.

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